

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2026

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

> **Re: WEBUY GLOBAL LTD**
> **Registration Statement on Form F-3**
> **Filed May 18, 2026**
> **File No. 333-295976**

Dear Bin Xue:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi "Jason" Ye, Esq.